

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2019

E. Allen Nye, Jr.
Chief Executive and Director
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy.
Dallas, Texas 75202

      Re: Oncor Electric Delivery Company LLC
          Registration Statement on Form S-4
          Filed October 7, 2019
          File No. 333-234123

Dear Mr. Nye:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Crews Lott